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                          April 17, 2024

       Cary Claiborne
       Chief Executive Officer
       Adial Pharmaceuticals, Inc.
       4870 Sadler Road, Suite 300
       Glen Allen, VA 23060

                                                        Re: Adial
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 12,
2024
                                                            File No. 333-278652

       Dear Cary Claiborne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Hank Gracin